BRF S.A.
A Public Held Company
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240
CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF appears among the world´s main sustainability indices

Company is the only one from the food sector to appear in the Corporate Sustainability Index of the BM&FBOVESPA and the only Brazilian company in the Dow Jones Sustainability Index - Emerging Markets

São Paulo, November 27, 2015 - For the 11th consecutive year, BRF, one of the largest food companies in the world, appears in the Corporate Sustainability Index (local acronym ISE) of the BM&FBOVESPA stock exchange. The indicator, a trailblazer in Latin America, had its portfolio updated this Thursday (November 26). BRF is the only representative of the food sector to appear on the list.

“The company deals with issues that are an integral part of sustainability very seriously and it has a specific committee to evaluate and monitor risks and opportunities,” said Luciana Ueda, BRF´s sustainability manager. The indicator encourages companies to be ethically responsible and aims to create an investment environment that is compatible with the demands of contemporary society in relation to sustainable development.

The new portfolio runs from January 4 to December 29, 2016 and brings together 40 shares from 35 companies. The shares that are part of the ISE represent 16 sectors and have a market value of R$ 960.52 billion, equivalent to 44.75% of all companies with shares traded on the BM&FBovespa, based on the closing prices on November 24, 2015. This compares with the previous year´s market value of R$ 1.22 trillion, equivalent to 49.87% of the total.

World Benchmark

BRF is also the only Brazilian company from the food sector to be part of the Dow Jones Sustainability Index – Emerging Markets (DJSI). The index, which was updated in September of this year, is a benchmark for investors which value companies with the best sustainability practices. “We are pledged to strengthening sustainable practices throughout the whole value chain and in our relationship with the main stakeholders,” Ueda added. This is the fourth consecutive year BRF has appeared in the DJSI.

In terms of sustainability, BRF is also part of the Global Compact 100 (GC100) index which brings together companies that have signed up to the 10 principles of the United Nations Global Compact and are the best performers on the stock market. BRF has been part of the index since it was created in 2013. "The inclusion of BRF in these indices shows that the company is constantly pursuing ways of increasing transparency and improving its results as far as sustainable development is concerned," she said.

São Paulo, November 27, 2015.

Augusto Ribeiro Júnior

Chief Financial and Investor Relations Officer